Filed pursuant to Rule 253(g)(2)

File No. 024-12637

CWS Investments, Inc.

SUPPLEMENT NO. 2 DATED SEPTEMBER 17, 2026

TO THE OFFERING CIRCULAR DATED FEBRUARY 11, 2026

This document supplements, and should be read in conjunction with, the offering circular of CWS Investments, Inc. (the “Company,” “we”, “our” or “us”), dated February 11, 2026 and filed by us with the Securities and Exchange Commission (the “Commission”) on February 11, 2026, as supplemented by that Supplement No. 1 dated February 25, 2026 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose updates to the Offering Circular dated February 11, 2026, which will be effective as of September 17, 2026.

The risk factor with the below heading on page 18 of the Offering Circular is replaced in its entirety with the following:

Risk of Litigation

The Company’s investment activities may include activities that will subject it to the risks of becoming involved in litigation by third parties including borrowers of the Company’s loans. The Company settled a borrower claim on August 24, 2026, pursuant to which the Company agreed to pay approximately $1,875,000 (including $285,000 paid by insurance) in full resolution of a claim in connection with a loan of over $6 million thereof, without any admission of liability, fault, or wrongdoing. The lawsuit has been dismissed with prejudice. The expense of defending claims against the Company by third parties and paying any amounts pursuant to settlements or judgments are borne by the Company and will reduce the Company’s assets and liquidity, which may have an adverse effect on the Company’s ability to make payments of interest and principal on its Bonds.